UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
SCHEDULE 13D
 Under the Securities Exchange Act of 1934
Nortech Systems Incorporated
 (Name of Issuer)
Common Stock, $0.01 par value per share
 (Title of Class of Securities)
656553 104
 (CUSIP Number)
Kyle S. Packer
1482 Aqua Vista Drive
Lawrenceburg, Indiana 47025
(513) 703-9311
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

Copies to:
Bryan A. Jacobs, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
(513) 562-1456
June 24, 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656553 104
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kyle S. Packer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,700
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,700
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.31%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 656553 104
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jason R. Herr
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.27%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 656553 104
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul B. Luber
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 57,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.07%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 656553 104
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mutiny Fund I, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 38,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.38%
14	TYPE OF REPORTING PERSON* OO

Item 1.	Security and Issuer
This Statement on Schedule 13D (the "Schedule 13D") relates to the shares of the common stock, par value $0.01 per share (the "Common Stock") of Nortech Incorporated, a Minnesota corporation whose principal executive offices are located at 1120 Wayzata Blvd. E., Suite 201, Wayzata, Minnesota 55391 (the "Issuer").  This Statement on Schedule 13D is being filed by Kyle S. Packer, Jason R. Herr, Paul B. Luber and Mutiny Fund I, LP, a Delaware limited partnership (collectively, the "Reporting Persons").
Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.
Item 2.	Identity and Background
(a)-(c) This Schedule 13D is being filed jointly by the following Reporting Persons:

•
Kyle S. Packer, a citizens of the United States of America, whose home address is 1482 Aqua Vista Drive Lawrenceburg, Indiana 47025 with a telephone number of (513) 703-9311.  Mr. Packer is a private investor and consultant. Mr. Packer is also a Managing Member of Mutiny Capital, LLC, a Delaware limited liability company (the "General Partner"), which is the General Partner of Mutiny Fund I, LP.

•
Jason R. Herr, a citizen of the United States of America, whose home address is 6659 Apache Circle, Madeira, Ohio 45243 with a telephone number of (513) 600-4276. Mr Herr is theVice President of Finance at a privately- held consumer goods manufacturer. Mr. Herr is also a Managing Member of the General Partner.

•
Paul B. Luber, a citizen of the United States of America, whose home address is 155 East Main Street, Lomira, Wisconsin 53048 with a telephone number of (920) 269-8500. Mr. Luber is the Chief Executive Officer of a contract manufacturer of metal fabrications and related assemblies and a private investor.

•	Mutiny Fund I, LP, a Delaware limited partnership with its principal office address at 6659 Apache Circle, Madeira, Ohio 45243 with a telephone number of (513) 703-9311.

(d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were either of the Reporting Persons a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Messrs. Packer, Herr and Luber are citizens of the United States of America. Mutiny Fund I, LP is a Delaware limited partnership.
Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Persons acquired the combined 134,700 shares of the Issuer's Common Stock through open-market purchases using personal funds and, in the case of Mutiny Fund I, LP using personal funds of its limited partners.

Item 4.	Purpose of Transaction
The Reporting Persons have made this filing to reflect their individual equity interest in the Issuer.  The Reporting Persons holds this position as a personal investment based on the belief that the shares of Common Stock, when purchased, were undervalued and represent an attractive investment opportunity. The Reporting Persons also believe that the Issuer's financial performance can be improved to create greater long-term value for the Issuer's shareholders and accordingly, on June 24, 2015 sent a letter (the "June 24 Letter") to the Issuer's Board of Directors and CEO (the "Board") to this effect. The June 24 Letter is attached hereto as Exhibit 99.5.

The Reporting Persons may acquire additional securities of the Issuer from time to time and may also make dispositions of such securities depending on various circumstances.

Except as set forth above and otherwise in the capacities therein described, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5.	Interest in Securities of the Issuer
(a)            See Item 11 and Item 13 of the cover page (1)
(b)            See Items 7 through 10 of the cover page (1)
(c)            During the sixty days prior to the date of the report, the Reporting Persons effected the following transactions in the Common Stock:
Kyle S. Packer
			Purchase Price
Date	Shares	Transaction Type	Per Share
June 5, 2015	3,000	Acquisition	$4.29

Jason R. Herr
			Purchase Price
Date	Shares	Transaction Type	Per Share
June 5, 2015	10,000	Acquisition	$4.27

Paul B. Luber
			Purchase Price
Date	Shares	Transaction Type	Per Share
April 22, 2015	2,500	Acquisition	$4.84
April 24, 2015	1,500	Acquisition	$4.69
May 7, 2015	6,000	Acquisition	$4.46
May 8, 2015	900	Acquisition	$4.60
May 11, 2015	1,000	Acquisition	$4.40
May 12, 2015	3,000	Acquisition	$4.52
May 13, 2015	6,000	Acquisition	$4.44
May 20, 2015	1,500	Acquisition	$4.38
May 22, 2015	1,000	Acquisition	$4.44
May 29, 2015	5,000	Acquisition	$4.39
June 3, 2015	1,000	Acquisition	$4.39
June 4, 2015	2,500	Acquisition	$4.38
June 5, 2015	2,500	Acquisition	$4.35
June 11, 2015	1,000	Acquisition	$4.26

Mutiny Fund I, LP
			Purchase Price
Date	Shares	Transaction Type	Per Share
April 24, 2015	800	Acquisition	$4.72
May 20, 2015	4,000	Acquisition	$4.40
May 21, 2015	259	Acquisition	$4.40
June 5, 2015	5,000	Acquisition	$4.30
June 12, 2015	1,000	Acquisition	$4.25
June 22, 2015	819	Acquisition	$4.49
June 23, 2015	1,181	Acquisition	$4.34

(d)            As of the date hereof, Kyle S. Packer, Jason R. Herr, Paul B. Luber and Mutiny Fund I, LP may be deemed to be the beneficial owners of 8,700 shares, 35,000 shares, 57,000 shares and 38,000 shares of Common Stock, respectively, constituting 0.31%, 1.27%, 2.07% and 1.38% of the shares, respectively, based upon 2,746,324 shares outstanding as of the date hereof.
(e)            NA
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None of the Reporting Persons has any contacts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to securities of the Issuer other than as described in this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits
99.1            Joint Filing Agreement

99.2            Power of Attorney for Kyle S. Packer

99.3            Power of Attorney for Jason R. Herr

99.3            Power of Attorney for Paul B. Luber

99.4            Power of Attorney for Mutiny Fund I, LP

99.5            Letter to Board of Directors and CEO of Nortech Incorporated

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KYLE S. PACKER By: /s/ Kyle S. Packer Date: June 24, 2015
JASON R. HERR By: /s/ Jason R. Herr Date: June 24, 2015
PAUL B. LUBER By: /s/ Paul B. Luber Date: June 24, 2015
MUTINY FUND I, LP By: Mutiny Capital, LLC Its: General Partner By: /s/ Kyle S. Packer Its: Managing Member Date: June 24, 2015

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.